Autonomous City of Buenos Aires, February 14, 2025

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Material Event

Dear Sirs,
We are writing to you, in order to inform that, our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), has been notified about a class action lawsuit titled “Protegiendo al Consumidor P.A.C. v. Banco Galicia y Buenos Aires S.A. on Reimbursement of Monetary Amounts,” Case No. 127973.
The plaintiff challenges the fees charged under the concept AIZ SEG PRTE (appliance insurance) applied to certain credit cards issued by the Bank, requesting the cessation of such charges and the reimbursement of the fees collected by the Bank.
The lawsuit was filed at the National Civil and Commercial Court No. 13, City of Mar del Plata, Buenos Aires Province.
The Bank is analyzing the content and implications of said demand. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia´s shareholders´ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.